SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006 (report no. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1  Press Release: Beijing Metro Selects NICE`s Next Generation Security Solutions to Enhance Safety and Security at More than 20 Stations Dated April 17, 2005

99.2  Press Release: NICE Receives 2006 IP Video Surveillance Competitive Strategy Leadership Award Dated April 20, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated:  May1, 2006

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EXHIBIT INDEX

99.1 Press Release: Beijing Metro Selects NICE`s Next Generation Security Solutions to Enhance Safety and Security at More than 20 Stations  Dated April 17, 2005

99.2 Press Release: NICE Receives 2006 IP Video Surveillance Competitive Strategy Leadership Award Dated April 20, 2005

Beijing Metro Selects NICE`s Next Generation Security Solutions to Enhance Safety and Security at More than 20 Stations

Company`s advanced real-time digital video solution to be deployed in preparation for the 2008 Olympics

Ra`anana, Israel, April 17, 2006 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that it has been selected by Beijing Metro to supply its next generation security solutions to help enhance the safety and security at more than 20 stations of the city`s subway system. Following mounting security concerns worldwide and in preparation for the 2008 Olympics, this project is part of Beijing`s massive campaign to upgrade its subway system`s security network.

All stations connected to the security system will be monitored from the station monitoring room and from the central command and control center, giving security personnel the power to identify risk, make optimal decisions, and take action that improves security.

NICE`s advanced real-time distributed digital video solution will spot suspicious packages left behind on a crowded subway platform and automatically alert security personnel.  The solution will also be utilized to automatically detect unauthorized entry into secured areas.  The result is a better control of potential threats and enhanced commuter safety.

"We are very excited to be a part of this important project and deliver Insight from Interactions to help increase the security of Beijing`s mass transit system," said Doron Ben Sira, President of NICE APAC.  "This project is the latest in NICE`s history of supplying advanced security solutions for internal security.  We already have a strong track record for supporting large city centers and their transit systems all over the world, and are becoming the de-facto choice for governments seeking to ensure the safety and security of commuters."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 23,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  360o View, Alpha Technologies, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NICE Playback Organizer, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Renaissance, Scenario Replay, ScreenSense, Tienna, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Receives 2006 IP Video Surveillance Competitive Strategy Leadership Award

Leading industry analyst Frost & Sullivan recognizes company`s significant impact on video security market

Ra`anana, Israel, April 20, 2006 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that it has received Frost & Sullivan`s 2006 Competitive Strategy Leadership of the Year Award for IP Video Surveillance.

This Award is presented each year to a company whose competitive strategy has yielded significant gains in market share during the research period.  The Award recipient may have also executed an innovative strategy within the existing competitive landscape, empowering the company to overtake the competition.  Frost & Sullivan analysts expect such innovations to produce lasting, precedent-setting trends in the industry.

To determine the Award's recipient, Frost & Sullivan conducted extensive research on the IP Video Surveillance market, including interviews with industry experts, industry participants, and end-users, as well as extensive secondary data research. The Award recipient is ranked number one among all industry participants.

NICE was chosen for its success in achieving significant gains in the market due to superior market strategy, having strengthened its position in the IP video surveillance market by offering market leading home-grown solutions, as well as through a successful acquisition and effective partnerships with channel and technology partners.

Frost & Sullivan commended NICE for the FAST Video Security AG acquisition as having added advanced IP based technology to the company`s portfolio, and for having enhanced its presence and distribution channels in NA, EMEA and APAC.  Frost & Sullivan also lauded NICE`s portfolio of IP based solutions for video surveillance, which include embedded analytics for detecting intruders, unattended luggage, stopped vehicles, and tailgating, for example.

"End-users are demanding surveillance solutions that enable them to take informed decisions rather than applications that simply detect threats. NICE Systems offers Scenario Reconstruction technology to facilitate the end users in identifying an intruder or track the source of a lost bag with a single mouse click. This technology enables the customer to perform context-based investigation, identifying whether the event is suspicious and derive additional information about the suspicious situation," said Sathya Durga, Research Analyst for Frost & Sullivan.

Durga comments, "Through the acquisition of FAST NICE has expanded the breadth and depth of its digital video solutions portfolio, and has become the outstanding participant in IP-based video security solutions."  By leveraging the newly extended offering NICE is ideally positioned to become the de-facto choice for organizations seeking to ensure the security and safety of individuals, whether consumers, citizens in public spaces or commuters through mass transit systems, by land or the skies.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 23,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  360o View, Alpha Technologies, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NICE Playback Organizer, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Renaissance, Scenario Replay, ScreenSense, Tienna, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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